Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

References to “Libsyn” and the “Company” herein are, unless the context otherwise indicates, only to Liberated Syndication Inc. and not to any of its subsidiaries.

The following description of the Company’s capital stock and provisions of the Company’s Articles of Incorporation, bylaws and the Nevada corporations law are summaries and are qualified in their entirety by reference to our Articles of Incorporation and our bylaws. We have filed copies of these documents with the SEC as exhibits to the Annual Report on Form 10-K to which this description has been filed as an exhibit. Pursuant to our Articles of Incorporation, as amended, our authorized capital stock consists of 200,000,000 shares of common stock, par value of $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share, to be designated from time to time by the Company’s Board of Directors.

Common Stock

Voting Rights.    The holders of Libsyn’s common stock will be entitled to one vote for each share held, on all matters voted on by Libsyn’s stockholders, including elections of directors.  Libsyn’s Articles of Incorporation do not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by Libsyn’s stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

Dividends.    Holders of Libsyn’s common stock are entitled to receive dividends as, when and if dividends are declared by the respective Boards of Directors out of assets legally available for the payment of dividends.  It is not the current expectation of either of the companies to pay dividends.

Liquidation.    In the event of a liquidation, dissolution or winding up of Libsyn’s respective affairs, whether voluntary or involuntary, after payment of liabilities and obligations to creditors, the remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.  If there exist any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either case, the affected company would need to pay the applicable distribution to its holders of preferred stock before distributions are paid to the holders of the associated common stock.

Rights and preferences.     Libsyn’s common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that may be designated and issued in the future.

As of May 14, 2020, there were 29,271,974 shares of common stock outstanding.

Preferred Stock

Libsyn’s Articles of Incorporation provide that its Board of Directors has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control.  As of the date of filing of the Annual Report on Form 10-K to which this description has been filed as an exhibit, Libsyn’s Board of Directors has not designated any series of preferred stock.

As of May 14, 2020, there were no shares of our preferred stock outstanding.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

The Company’s Articles of Incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of us or changing Libsyn’s Board of Directors and management. According to the Company’s Articles of Incorporation and bylaws, neither the holders of common stock nor the holders of any preferred stock that may be issued in the future have cumulative voting rights in the election of directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace Libsyn’s Board of Directors or for a third party to obtain control of the Company by replacing its Board of Directors.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

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the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or
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if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.
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A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of the Company.

Trading Market

The Company’s common stock trades on the OTCQB Marketplace under the ticker “LSYN.”

Transfer Agent and Registrar

The Company’s independent stock transfer agent is Issuer Direct Corp, 1981 East Murray-Holladay Road, Suite 100, P.O. Box 17136 Salt Lake City, Utah  84117. Their phone number is 801-272-9294.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.